Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP
Computation of Ratio of Earnings to Combined Fixed Charges

	03/31/04	03/31/03	12/31/03	12/31/02	12/31/01	12/31/00	12/31/99

Income from continuing operations	$55,021	$60,932	$246,216	$273,702	$337,074	$302,428	$254,025

Interest expense incurred, net	79,858	79,417	326,465	333,152	344,755	358,432	319,216
Amortization of deferred financing costs	1,426	1,338	6,164	5,617	4,978	5,015	3,852

Earnings before combined fixed charges and preferred distributions	136,305	141,687	578,845	612,471	686,807	665,875	577,093

Preferred distributions	18,756	24,180	96,971	97,151	106,119	111,941	113,196
Premium on redemption of preference units	—	—	20,237	—	5,324	—	—

Earnings before combined fixed charges	$117,549	$117,507	$461,637	$515,320	$575,364	$553,934	$463,897

Interest expense incurred, net	$79,858	$79,417	$326,465	$333,152	$344,755	$358,432	$319,216
Amortization of deferred financing costs	1,426	1,338	6,164	5,617	4,978	5,015	3,852
Interest capitalized for real estate and unconsolidated entities under development	2,652	5,437	20,647	27,167	28,174	17,650	8,134

Total combined fixed charges	83,936	86,192	353,276	365,936	377,907	381,097	331,202

Preferred distributions	18,756	24,180	96,971	97,151	106,119	111,941	113,196
Premium on redemption of preference units	—	—	20,237	—	5,324	—	—

Total combined fixed charges and preferred distributions	$102,692	$110,372	$470,484	$463,087	$489,350	$493,038	$444,398

Ratio of earnings before combined fixed charges to total combined fixed charges	1.40	1.36	1.31	1.41	1.52	1.45	1.40

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.33	1.28	1.23	1.32	1.40	1.35	1.30